February 24, 2009

Via EDGAR

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC  20549-3561

Re:

Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Form 8-K Furnished October 29, 2008
Schedule 14A filed June 24, 2008
File Number: 001-12235

Dear Mr. Shenk:

This letter responds to the comments set forth in your letter dated February 9, 2009 to Mr. M. David Kornblatt, Senior Vice President, Chief Financial Officer and Treasurer of Triumph Group, Inc. (the “Company”), regarding the Company’s reports listed above.  For your convenience, we have restated each of the Staff’s comments and have provided the Company’s response below each comment.

Form 10-K for the Year Ended March 31, 2008

Management’s Discussion and Analysis, page 28
Results of Operations, page 30

1.                                      Within your annual and quarterly filings, we note several instances in which you cite factors that contribute to a variance in a reported line item but do not quantify or analyze the reasons underlying the factors.  Please quantify the effect of each material cited factor so that investors may have perspective as to the relative magnitude of each, accompanied by an analysis of the reasons underlying the factor, as appropriate.  If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a factor.  Refer to Item 303(a)(3) of Regulation S-K and Section

501.04 of the Codification of Financial Reporting Releases for guidance.  Additionally, ensure that the meaning of the cited factor is clear to investors and avoids jargon.  For example, in the Form 10-Q for the quarterly period ended September 30, 2008 you cite “improved execution” as a variance factor without any description of what this represents.  Please provide us with a copy of your intended revised disclosure.

RESPONSE:

In preparing the MD&A section of the Annual Report on Form 10-K, the Company has considered the guidance set forth in FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (“FR-72”). The Company’s MD&A was prepared with an understanding of what management considers important to investors and analysts and, accordingly, we have highlighted those changes from year-to-year that we believe provide insight to a reader to understand our financial information. The Company has also remained aware of presenting information that it believes would be considered material to an investor. Although our presentation of MD&A has a focus on each line item, it is not our intent to quantify the components of each of the changes, but rather to draw the reader’s attention to key aspects of those changes. For those line items that we consider to be more relevant to our investors (such as net sales, operating income, growth rates, backlog and sales by market (i.e. commercial, military, etc.)), or where we consider the changes to be material, we have historically provided quantification of those items. For example, where we have had acquisitions that impact our results of operations, we have quantified for the reader the impact of those acquisitions on net sales and operating income because we believe that it is important to a reader to have some perspective on the amount of growth resulting from acquisitions as opposed to internal growth. We understand the Staff’s comment and agree that providing quantitative information may be useful to facilitating a deeper understanding of our financial results. In the event that an enumerated item is not quantifiable in the future, we will disclose that fact and the reason for the inability to quantify, as well as our basis for our belief that the cited item in question is a factor.

We believe the discussion of our results of operations could be enhanced pursuant to the requirements of Item 303(a)(3) of Regulation S-K and, accordingly, we have included below additional information that we intend to add to our results of operations in our future Annual Reports on Form 10-K:

“Net sales increased by $213.8 million, or 22.8% to $1.2 billion for the fiscal year ended March 31, 2008 from $973.3 million for the fiscal year ended March 31, 2007. The acquisitions of the assets and businesses of Allied Aerospace Industries, Inc. (now Triumph Aerospace Systems - Newport News) and Grand Prairie Accessory Services, LLC (now Triumph Accessory Services – Grand Prairie), which were completed during the fiscal year ended March 31, 2007, and the acquisition of B. & R. Machine & Tool Corp. (now Triumph Structures – Long Island) together contributed $39.3 million. After considering the effects of these acquisitions, organic sales growth of $174.5 million, or 19.0%, accounted for the remaining increase. Organic sales growth was due to increased sales to our OEM customers of $150.6 million driven by increased aircraft build rates within our Aerospace Systems segment, while the increase in sales for our Aftermarket Services segment of $23.9 million was the result of increased demand for our services, as a result of growth in global air traffic and market share gain.

Segment operating income increased by $35.0 million, or 30.9%, to $148.3 million for the fiscal year ended March 31, 2008 from $113.3 million for the fiscal year ended March 31, 2007. Operating income growth was a direct result of the margins attained on increased sales volume as described above approximating $52.5 million, and the contribution of $2.3 million from the above mentioned acquisitions, partially offset by incurred increases in litigation costs ($3.7 million) due to developments discussed under “Legal Proceedings”; increases in payroll ($5.3 million), incentive compensation ($2.3 million), and healthcare ($1.0 million) to match our operating needs due to increased sales levels; and increases in depreciation and amortization expenses ($7.5 million) due to increased capital additions and intangibles acquired in business combinations.

Corporate expenses increased by $2.6 million, or 13.5%, to $22.0 million for the fiscal year ended March 31, 2008 from $19.4 million for the fiscal year ended March 31, 2007, primarily due to increased litigation costs ($1.7 million) due to developments discussed under “Legal Proceedings”; and increased workers compensation ($1.0 million) and incentive compensation costs ($1.0 million) to match our operating needs due to increased sales levels; partially offset by an insurance reimbursement of $2.3 million related to product liability claims.”

2.                                      Please revise to also discuss and analyze cost of products sold directly rather than only in the context of operating income.

RESPONSE:

As noted in response to comment 1, the Company’s MD&A was prepared with an understanding of what management considers important to investors and analysts and accordingly we have highlighted those changes from year-to-year that we believe provide insight to the reader to understand our financial information. Where we consider changes to be material, we have historically provided quantification of the most significant items.

We do not believe that cost of products sold is important to investors and analysts and, during the period in question, did not experience any material changes. Although costs of products sold increased by $150.5 million, or 22.4%, to $822.3 million for the fiscal year ended March 31, 2008 from $671.8 million for the fiscal year ended March 31, 2007, gross margin improved slightly to 28.6% for the fiscal year ended March 31, 2008 from 28.3% for the fiscal year ended March 31, 2007. However, included in this margin increase is $2.3 million of insurance reimbursement related to product liability claims, which has been disclosed in our Annual Report on Form 10-K.

Finally, as noted below in response to comment 3, as it is impracticable to disclose the effect of changes in price and volume on net sales within our results of operations, it is also impracticable to disclose the effect of changes in price and volume with respect to costs of products sold.

3.                                      To the extent practicable, please disclose the effect that changes in price and volume have on your results of operations.

RESPONSE:

We believe that is not practical for Triumph to disclose the effect that changes in price and volume have on results of operations. Triumph’s diverse structure and customer base does not allow us to accurately attribute changes in revenues to a “price vs. volume” comparison. No production revenue stream on an individual aircraft program accounts for 10% of the Company’s net sales. In addition, sales associated with the various aircraft programs are spread among our operating units, each producing unique parts for each program under separate contracts at each location, with variability as to contract length, contract pricing and quantities per aircraft program.  Instead, we have historically provided to the reader quantification of the most significant items within net sales and a narrative of the other components of net sales.

Although it is impracticable to disclose the effect of changes in price and volume on our results of operations, we are able to discuss changes in our sales mix among our end markets: commercial aerospace (defined as large aircraft with 100 or more seats), regional jets (aircraft with less than 100 seats), business jets, military and non-aviation. We have included below additional information with regards to our consolidated net sales mix among our end markets for the fiscal years ended March 31, 2008 and 2007, respectively, which we intend to include as additional information in our results of operations in our future Annual Reports on Form 10-K:

“Net sales mix among end markets for fiscal years ended March 31, 2008 and 2007.”

	Year ended March 31,
	2008	2007
Commercial aerospace	44.4%	45.0%
Military	32.8%	32.5%
Regional	5.2%	5.3%
Business Jets	8.8%	9.4%
Non-aviation	8.8%	7.8%
	100.0%	100.0%

Business Segment Performance, page 32

4.                                      We note the consistent significant variance between your segments in operating income as a percent of the respective segment sales for each period reported in your annual and quarterly filings.  In this regard, please address on an overview basis the significant factors affecting the results of each segment and the comparability of the operating income as a percent of respective segment sales between them.  We believe this disclosure will help investors better understand your operations and the contributions by each segment to your consolidated results.  Please provide us with a copy of your intended revised disclosure.

RESPONSE:

The significant variance between our segments in operating income as a percent of the respective segment sales is attributable to the differences in the segments’ competitors, customers, dynamics (i.e., the extent of proprietary deliverables in Aerospace Systems compared to Aftermarket Services) and performance.

Our Aerospace Systems segment utilizes its capabilities to design, engineer and build complete mechanical, electromechanical and hydraulic systems, while continuing to broaden the scope of detailed parts and assemblies that we supply to the aerospace market. This segment performs complex manufacturing, machining and forming processes for a full range of structural components, as well as complete assemblies and subassemblies. This segment also includes certain proprietary products, where our unique manufacturing capabilities are required by the customer’s specifications or designs, thereby necessitating reliance on us for production of such specially designed products, which command a higher margin. We compete primarily with top-tier systems integrators and manufacturers that supply them, some of which are divisions or subsidiaries of other large companies, in the manufacture of aircraft systems components and subassemblies. OEMs (defined previously in our Annual Report on Form 10-K) are increasingly focusing on assembly activities while outsourcing more manufacturing and repair to third parties, and therefore are less of a competitive force than in previous years.

Our Aftermarket Services segment provides maintenance, repair and overhaul (“MRO”) services to both commercial and military markets on components and accessories manufactured by third parties. Competition for the MRO of aviation components comes from three primary sources, some with greater financial and other resources than we have: OEMs, major commercial airlines and other independent MRO companies. Some major commercial airlines continue to own and operate their own service centers, which provide these services not only for their own aircraft but for other airlines as well. OEMs also maintain service centers which provide MRO services for the components they manufacture. In addition, the timing and extent of repairs can provide for volatility in earnings.

We believe that our disclosure of business segment performance could be enhanced and, accordingly, we have included below additional disclosure that we intend to add to our business segment performance in our future Annual Reports on Form 10-K:

“The results of operations between our operating segments vary due to differences in competitors, customers, extent of proprietary deliverables and performance.”

Critical Accounting Policies, page 38
Revenue Recognition, page 39

5.                                      Please disclose the significant judgments, assumptions, and uncertainties associated with determining your revenues, and the factors subject to estimation and variability.  For factors that are variable, disclose those most subject to change and the related sensitivity to change.  Refer to Section V of “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

RESPONSE:

The significant judgments, assumptions, and uncertainties associated with determining our revenues pertain primarily to certain MRO services within our Aftermarket Services segment provided for under power-by-the-hour (“PBH”) contracts and recognized using the proportional performance method.

Under PBH contracts, the fee charged to our customers for such services is based upon the number of hours the equipment under contract is operated multiplied by the agreed upon hourly rate, which is billed and collected on a monthly basis, over the life of the contract. These rates are determined based upon assumptions of fleet utilization by our customers and the related estimated total repair costs over the term. The variability in the usage of the underlying assets will impact the frequency and extent of MRO needed to be performed. These services are provided on equipment that the Company does not manufacture and, therefore, the maintenance contracts are accounted for as stand-alone contracts. Under the proportional performance method, we recognize revenue associated with each overhaul, based upon an output measure. The delivery of the overhauled unit to the customer is considered to be the output of the contract and, therefore, revenue is recognized as the overhauled unit is delivered to the customer. Revenues from PBH contracts approximated 2% of net sales for the fiscal years ended March 31, 2008 and 2007.

We believe that disclosure regarding our critical accounting policy with respect to revenue recognition could be enhanced and, accordingly, we have included below additional disclosure that we intend to add to our critical accounting policies in our future Annual Reports on Form 10-K:

“In estimating the total contract consideration, we evaluate the projected utilization of our customer’s fleet over the term of the contract, in connection with the related estimated repair and overhaul servicing requirements to the fleet based on such utilization. Changes in utilization of the fleet by our customers, among other factors, may have an impact on these estimates and require adjustments to our estimates of revenue to be realized.”

Notes to Consolidated Financial Statements, page 49
Note 2. Summary of Significant Accounting Policies, page 50
Revenue Recognition, page 51

6.                                      We note your disclosure on page 14 that through two group marketing teams you cross sell products and services from both of your segments, including the bundling of repair and overhaul services.  Please explain to us and in your disclosure what this means in more detail.  If it means that different services and/or products/parts are combined into one amount that is charged to the customer, explain to us and in your disclosure the basis upon which revenue is allocated to the respective services and products and the basis of the timing of recognizing revenue allocated to each.  In particular, clarify for us and in your disclosure the basis upon which revenue is recognized for parts included in connection with maintenance, repair and overhaul services and the basis of the timing of recognizing the revenue attributed to the parts.  Specifically explain these in regard to parts provided in connection with your power-by-the-hour contracts.  In regard to your power-by-the-hour contracts, we note your disclosure that the services rendered are recognized under the proportional performance method.

RESPONSE:

Our two group marketing teams focus their efforts on cross-selling products or services of the operating units within their respective segment. The description of “bundled repair and overhaul services” pertains to bundling of the marketing of services. Our team tries to sell the products of our companies at the same time. Ultimately, the only bundling in this case is at the selling and marketing level. If the business is secured, separate contracts are negotiated and sold separately by the different companies in the segment. We understand the Staff’s comment and will remove the term “bundled” in our future Annual Reports on Form 10-K.

Revenues earned as a result of MRO services are recognized when the repaired customer unit is shipped to the customer.

Revenue recognition under PBH contracts is explained in our response to comment 5 above. The costs incurred under PBH are included in the estimated total repair costs as part of the periodic analysis under the proportional performance method and charged to expense as the repaired unit is shipped to the customer.

7.                                      Please explain to us and disclose in your accounting policies the basis for recognizing costs of products sold and services provided, in particular, the respective costs of parts and services when provided together in maintenance, repair and overhaul services.

RESPONSE:

In future filings, we intend to change the caption “cost of products sold” to “cost of sales.” Cost of sales includes both the costs of products sold and costs of services provided. Cost of sales is recognized as the product or the repaired customer unit is shipped to the customer.

Foreign Currency Translation, page 52

8.                                      Please explain to us the facts and circumstances associated with your French subsidiaries that support the use of the local currency as the functional currency.  In your response, compare the facts and circumstances of the French subsidiaries to those of your other foreign subsidiaries, which are solely located in the United Kingdom and Thailand, that use the U.S. dollar as their functional currency.

RESPONSE:

In determining the functional currency of our foreign subsidiaries, we considered the guidance in Appendix A of SFAS No. 52, including the primary currency for each location as it pertains to cash flows, sales price, sales market, expenses, financing and intercompany transactions.  The functional currency of the Company’s subsidiaries in France is the Euro (“EUR”) since that is the currency in which those entities primarily generate and expend cash. For example, the net sales are primarily generated in and costs incurred and capital obtained is primarily paid for in EUR.  However, the functional currency of the Company’s subsidiaries in the United Kingdom and Thailand is the U.S. dollar (“USD”) since that is the currency in which those entities primarily generate and expend cash.

We believe that our foreign currency translation disclosure could be enhanced and, accordingly, we have included below the additional information that we intend to add to our foreign currency disclosure in our future Annual Reports on Form 10-K:

“The functional currency of the Company’s subsidiaries in France is the Euro since that is the currency in which those entities primarily generate and expend cash.”

Note 7. Long-Term Debt, page 61
Convertible Senior Subordinated Notes, page 62

9.                                     Please briefly describe for us and disclose the conditions upon which the notes are convertible.

RESPONSE:

We believe that our long-term debt disclosure could be enhanced and, accordingly, we have included below additional information that we intend to add to our discussion of convertible senior subordinated notes in our future Annual Reports on Form 10-K:

“A holder may surrender its Notes for conversion: (i) during any fiscal quarter if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is more than 130% of the applicable conversion price per share of our common stock on such trading day; (ii) during the five business days immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount Note for each day of that period was less than 98% of the product of the closing price of our common stock and the conversion rate of the Notes on each such day; (iii) if we have called the Notes for redemption; (iv) on the occurrence of a specified corporate transaction as provided in the indenture governing the Notes (i.e, change in control, distribution of rights or warrants to purchase common stock below market value, distribution of assets (including cash) with a per share value exceeding 10% of the market value of common stock); or (v) during the two month period prior to maturity (starting August 1, 2026).  The last reported sale price of our common stock on any date means the closing sales price per share on such date as reported by the New York Stock Exchange.”

These terms were disclosed in our Registration Statement on Form S-3 filed in December 2006.

Note 12. Accrued Expenses, page 73

10.                              Please tell us whether any individual items within “other’’ exceed 5% of total current liabilities.  If so, disclose the items and their amounts, pursuant to Rule 5-02.20 of Regulation S-X.

RESPONSE:

There are no individual items within accrued expenses “all other” that exceed 5% of total current liabilities as of the fiscal years ended March 31, 2008 and 2007.

Note 15.  Goodwill and Other Intangible Assets, page 74

11.                              The table for goodwill does not indicate any reductions due to businesses disposed or held for sale.  Please explain to us why no goodwill was allocated to businesses disposed or held for sale, pursuant to paragraph 39 of FAS 142.  Additionally, explain to us whether any portion of the intangible asset for customer relationships was allocated to businesses disposed or held for sale.  If so, explain to us the basis of allocation and the amount thereof, and if not, the reason for not doing so.

RESPONSE:

In our assessment of the carrying values of the businesses disposed of or held for sale, we considered the general nature of their specific business noting their independent subset of products, customers, and end markets with respect to the reporting unit as a whole, and concluded that these operating units did not benefit from the synergies of acquisitions within their segment. As a result, no goodwill or intangible assets were allocated in our charge for businesses disposed of or held for sale during the fiscal years ended March 31, 2008 and 2007, respectively.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Management’s Discussion and Analysis, page 17
Results of Operations, page 18

12.                              We note your disclosure that “power-by-the-hour contract charges” and “a change in estimates used in accounting for power-by-the-hour contracts” were partial causes for variances in operating income in the current period.  Please explain to us the nature and basis for such charges and changes in estimates, the associated amounts, and the basis for the timing of when such were recognized.

RESPONSE:

During the first quarter of fiscal 2009, the Company incurred a contract charge as a result of the termination by a customer under a PBH contract, which resulted in a charge of approximately $1.3 million. During the six months ended September 30, 2008, actual expenses under other PBH contracts increased due to a larger number of overhaul events and more extensive repair requirements occurring during the period than was estimated, causing the repair costs under the contracts to increase by approximately $1.1 million. Additionally, fleet utilization was lower than projected, which impacted revenue by $3.1 million.

13.                              We note the material changes in operating income as a percent of sales on a comparative period basis for each segment in each period reported.  We also note such a variance in regard to aftermarket services between fiscal 2008 and 2007 as reported in the 2008 Form 10-K. Please disclose the factors, on a proportionate basis, causing variances in this ratio for each segment between comparative periods.  Also, disclose why this ratio for aftermarket services is consistently lower in fiscal 2009 relative to the comparative fiscal 2008 period for each period reported in fiscal 2009 when this ratio was higher on an annual basis in fiscal 2008 compared to fiscal 2007.  Please provide us with a copy of your intended revised disclosure.

RESPONSE:

As noted in response to comment 12, during the six months ended September 30, 2008, we incurred $5.5 million combined in charges due to contract terminations and changes in estimate under PBH contracts within our Aftermarket Services segment which negatively impacted our segment operating income as percentage of sales. Without these charges, we would have seen an increase in segment operating income for the Aftermarket Services segments’ percentage of segment sales of 60 basis points.

Operating segment income as a percentage of sales of the Aftermarket Services segment in fiscal 2008 as compared to fiscal 2007 was impacted by 200 basis points for the full year contributions from the acquisition of Triumph Accessory Services – Grand Prairie, Inc. and the expansion of our operations in our Thailand repair and maintenance facility, as well as an additional 200 basis points from improved operating margins on our APU and nacelle components businesses due to increased efficiencies as a result of higher sales volumes.

We have included below additional disclosure that we intend to add to our results of operations in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable;

“Aftermarket Services segment operating income as a percentage of segment sales increased to 9.5% for the fiscal year ended March 31, 2008 as compared with 5.8% for the fiscal year ended March 31, 2007, due to the full year contributions from the acquisition of Triumph Accessory Services – Grand Prairie, Inc. and the expansion of our operations in our Thailand repair and maintenance facility. In addition, we experienced improved operating margins on our APU and nacelle components businesses due to increased efficiencies as a result of higher sales volumes.”

Liquidity and Capital Resources, page 23

14.                              Please disclose, in terms of cash, the reason and associated underlying drivers contributing to the significant increase in net cash provided by operating activities.  Note that references solely to changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash.  Refer to Section IV.B.l of “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.  Please provide us with a copy of your intended revised disclosure.

RESPONSE:

We believe that our liquidity and capital resource disclosure could be enhanced pursuant to the guidance in “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, accordingly, we have included below the additional disclosure that we intend to add to our liquidity and capital resources in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable:

“Cash provided by operations for the six months ended September 30, 2008 was $51.0 million, compared to cash provided by operations of $4.3 million for the six months ended September 30, 2007. During the six months ended September 30, 2008, our increased cash flow from operations was attributable to higher net income and better performance on working capital, due to timing of cash collections and improved utilization of inventory offset by timing of cash disbursements.”

Critical Accounting Policies, page 25

15.                              In view of your reference to contract charges and a change in estimates in regard to power-by-the-hour contracts as causes of variances in current period results, please expand your disclosure herein to provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates affecting power-by-the-hour contracts.  Please provide us with a copy of your intended expanded disclosure.

RESPONSE:

As noted in response to comment 5, we have provided additional disclosure that we intend to add to our critical accounting policies in our future Annual Reports on Form 10-K.

Form 8-K Furnished October 29, 2008

Exhibit 99.1

16.                              Please tell us and disclose the substantive reasons specific to your circumstances of the usefulness to investors of “EBITDA.”  Refer to Item 10(e)(l)(i)(C) and (D) of Regulation S-K.  From your present representation that “EBITDA” is a “measure of cash generated from operations of the business before any investment in working capital,” it appears you intend “EBITDA” to be a non-GAAP measure of liquidity.  Accordingly, we expect your reasoning of the usefulness to be in this context.  In this regard, demonstrate how “EBITDA” represents cash when it is derived from accrual based amounts.  Accompany this with why you believe it is useful to investors to disregard working capital and payments for interest and taxes, all of which affect liquidity but are eliminated by “EBITDA.”  Please also reconcile “EBITDA” to your most directly comparable GAAP measure of liquidity, for example, “net cash provided by operating activities” as presented in your statements of cash flows.  Alternatively, please discontinue presentation of this non-GAAP measure.

RESPONSE:

We believe that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance. Our credit agreement uses EBITDA to measure compliance with covenants such as interest coverage and debt leverage. EBITDA is also used by us to evaluate and price potential acquisition candidates.

With regards to our representation that “EBITDA” is a “measure of cash generated from operations of the business before any investment in working capital,” we understand the Staff’s comment and, upon reconsideration, we believe our discussion of EBITDA could be enhanced. Accordingly, we have included below the additional disclosure that we intend to add to our non-GAAP financial measures disclosures in our future results of operations and financial condition furnished in our Current Reports on Form 8-K:

“Management believes that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance. The Company’s credit facility uses EBITDA to measure compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us to evaluate and price potential acquisition candidates.

However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”), and when analyzing the Company’s operating performance, readers should use EBITDA in addition to, and not as an alternative for, net income determined in accordance with GAAP. EBITDA has limitations as an analytical tool, and should not be considered in isolation. Some of these limitations are: (a) EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (b) EBITDA does not reflect the significant interest expense, or cash requirements necessary to service interest or principal payments, on the Company’s debts; and (c) although depreciation and amortization are non-cash charges, the asset being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.”

Schedule 14A Filed on June 24. 2008

Annual Cash Bonus Compensation, page 16

17.                              Your disclosure indicates that you rely on certain companies in your industry group for guidance in setting your compensation.  Please confirm that you will identify all benchmark companies in future filings.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:

We confirm that we will identify all benchmark companies in future filings. If, in the future, different elements of our compensation are benchmarked against different benchmarking groups, we confirm that we will identify the companies that comprise each group.

18.                              In future filings, please disclose all targets which must be achieved in order for your executive officers to earn their annual cash bonus and equity incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

RESPONSE:

We confirm that, in future filings, we will disclose all targets which had to have been achieved in order for our executive officers to earn their annual cash bonus and equity incentive compensation for the years for which compensation is disclosed.

Summary Compensation Table, page 21

19.                              We note the Bonus column in your Summary Compensation Table.  Please consider whether payments earned pursuant to the company’s annual cash bonus plan are appropriately characterized as bonuses or non-equity incentive awards.  Please refer to the staff’s guidance related to executive compensation disclosure, including Question 119.02 of the staff’s Compliance and Disclosure Interpretations (Updated 7/3/08) at www.sec.gov.

RESPONSE:

As requested, the Company has considered whether payments pursuant to its annual cash bonus plan are appropriately characterized as bonuses, including viewing the cited Staff guidance.  The Company has concluded that, in light of the level of discretion exercised in making awards under the Company’s annual cash bonus plan, the Company believes that such awards are properly categorized as bonuses rather than as non-equity incentive plan compensation.

In connection with the responses above, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.

Thank you for your cooperation.

Sincerely,

/s/ M. David Kornblatt
M. David Kornblatt
Senior Vice President, Chief Financial Officer and Treasurer